SEC FILE NUMBER 001-31451

CUSIP NUMBER 074002 10 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☒ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:	December 31, 2006

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
BearingPoint, Inc. 401(k) Plan

Full Name of Registrant
KPMG Consulting, Inc. 401(k) Plan

Former Name if Applicable

1676 International Drive

Address of Principal Executive Office (Street and Number)
McLean, VA 22102

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
      The BearingPoint, Inc. 401(k) Plan (the “Plan”) is unable to complete its financial statements for the transition period ended December 31, 2006 until BearingPoint, Inc. (the “Company”) completes its consolidated financial statements for the year ended December 31, 2006. As previously disclosed, the Company experienced significant delays in completing its consolidated financial statements for the year ended December 31, 2005, and, in turn, has experienced significant delays in completing its consolidated condensed financial statements for the quarterly periods ended March 31, 2006, June 30, 2006, September 30, 2006, March 31, 2007, and its consolidated financial statements for the year ended December 31, 2006. The Company filed its Form 10-K for the year ended December 31, 2005 on November 22, 2006 and for the year ended December 31, 2006 on June 28, 2007 (the “2006 Form 10-K”). In order to complete its 2006 financial statements, the Company performed significant substantive procedures to compensate for the material weaknesses in the Company’s internal control over financial reporting. For information about the Company’s material weaknesses, see Item 9A in the 2006 Form 10-K.
      As a result of the foregoing, the Plan was not able to file its Form 11-K for the transition period ended December 31, 2006 by June 29, 2007.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Judy Ethell	(703)	747-3000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒

Form 10-Q for the quarterly period ended March 31, 2007
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BearingPoint, Inc. 401(k) Plan
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 29, 2007	By	/s/ Sean Huurman

Sean Huurman
Chair of the BearingPoint, Inc. 401(k) Committee